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                                                               EXHIBIT 99.6




                              Agreement and Waiver


         This Agreement and Waiver is dated as of September 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and Outboard
Marine Corporation.


                                    Recitals

         A. Purchaser, Merger Sub and the Company are parties to the Agreement and Plan of Merger dated as of July 8, 1997 (the "Merger Agreement"). Capitalized terms used and not otherwise defined in this Agreement will have the meanings set forth in the Merger Agreement.

         B. Purchaser, Merger Sub and the Company desire to modify the Merger Agreement upon the terms and conditions set forth in this Amendment.

         Therefore the parties agree as follows:

         1. Waiver and Acknowledgements. Purchaser hereby waives its right to receive the fee described in Section 10.2(b) of the Merger Agreement. Purchaser and Merger Sub hereby acknowledge and agree that: (a) the Company may take certain actions to facilitate competing transactions--including, without limitation, taking actions necessary to render Section 203 of the DGCL, Article Eighteenth of the Company's Restated Certificate of Incorporation and the provisions of the Rights Agreement dated as of April 24, 1996, as amended by Amendment No. 1 dated July 8, 1997, between the Company and First Chicago Trust Company of New York, inapplicable to such transactions, and amending certain employee bonus, severance and pension plans--without breaching the Merger Agreement, and (b) the payment of funds described in Section 3 will be in lieu of any and all damages, costs and expenses for breach of the Merger Agreement by the Company or against any other party making a competing offer that the Company facilitates, provided that nothing in this clause (b) will in any way prevent Purchaser or Merger Sub from bringing any counterclaim or other legal action in response to any legal action by such other party relating to the Offer, the Merger, the Merger Agreement or the competing transaction.

         2. Extension. Merger Sub will extend the Offer to 5:00 p.m., Eastern Daylight Time, on September 15, 1997.

         3. Payment. The Company will pay Purchaser $7.5 million by wire transfer to such account as Purchaser designates no later than 12:00 noon, Eastern Daylight Time, on September 9, 1997. If Purchaser does not receive these funds or is required to return such funds for any reason whatsoever, then the waiver and other provisions in Section 1 will be deemed void ab initio.

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         4.      Press Release.  On September 9, 1997, Purchaser and the
Company will each issue a press release disclosing the terms of this Agreement and Waiver and indicating that Purchaser, Merger Sub and the Company have mutually agreed to extend the Offer.

                                        DETROIT DIESEL CORPORATION


                                        By:      /s/ Timothy D. Leuliette
                                                 ------------------------------
                                                 Its:  Vice Chairman

                                        OMC ACQUISITION CORP.


                                        By:      /s/ Timothy D. Leuliette
                                                 ------------------------------
                                                 Its:  Vice Chairman

                                        OUTBOARD MARINE CORPORATION


                                        By:      /s/ Harry W. Bowman
                                                 ------------------------------
                                                 Its:  Chairman of the Board,
                                                 President and Chief
                                                 Executive Officer